Exhibit (e)(9)

Longboard Pharmaceuticals, Inc.

October 14, 2024

Randall E. Kaye, M.D.

via email

Re:	Amended and Restated Offer Letter

Dear Randall:

You are currently employed under the terms of an offer letter between you and Longboard Pharmaceuticals, Inc. (the “Company”) dated March 17, 2022 (the “Offer Letter”). The Company is amending and restating the terms of the Offer Letter to reflect your continued employment terms as set forth in this employment agreement (the “Agreement”). Provided you accept this Agreement by signing and returning it to the Company, this Agreement will become effective as of such date (the “Effective Date”) and upon such Effective Date, shall supersede and replace your Offer Letter in its entirety, and this Agreement shall then govern the terms of your employment with the Company.

1.  EMPLOYMENT BY THE COMPANY. Your employment with the Company shall continue in the position of Chief Medical Officer. This is an exempt position, and during your employment with the Company, you will devote your best efforts and substantially all of your business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies. You shall perform such duties as are required by the Company’s Chief Executive Officer (“CEO”), to whom you will report. Your principal place of employment shall be your current residence located in New York, New York. The Company reserves the right to reasonably require you to perform your duties at places other than your principal place of employment from time to time, and to require reasonable business travel. The Company may modify your job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

2. COMPENSATION.

2.1  Base Salary. For services to be rendered hereunder, you shall receive a base salary at the rate of $496,200 per year (the “Base Salary”), subject to standard payroll deductions and withholdings and payable in accordance with the Company’s regular payroll schedule.

2.2  Annual Bonus. During your employment, you will be eligible for an annual discretionary bonus pursuant to the Company’s Performance Bonus Plan (as then in effect) with a target amount of 40% of your then current annual Base Salary (the “Annual Bonus”). Whether you receive an Annual Bonus for any given year, and the amount of any such Annual Bonus, will be determined by the Company’s Board of Directors (the “Board”) (and/or its Compensation Committee) in its discretion based upon the achievement of corporate and/or individual objectives and milestones that are determined in the sole discretion of the Board (and/or its Compensation Committee). You must continue to be employed through the date the Annual Bonus is paid in order to earn such bonus. The Annual Bonus, if any, shall be paid to you in a lump sum no later than March 15th of the calendar year that follows the performance year, subject to applicable payroll deductions and withholdings.

2.3 Equity. You were previously granted certain equity awards pursuant to the 2021 Plan. Your equity awards will continue to be governed by the terms of the 2021 Plan and the grant documents thereunder. You will remain eligible to receive future equity awards at the discretion of the Board or the Compensation Committee.

3.  REASONABLE BUSINESS EXPENSES. You will be eligible for reimbursement of all reasonable, necessary and documented out-of-pocket business, entertainment, and travel expenses incurred by you in connection with the performance of your duties hereunder in accordance with the Company’s expense reimbursement policies and procedures.

4.  COMPANY POLICIES; STANDARD COMPANY BENEFITS. The employment relationship between the parties shall be governed by the general employment policies and practices of the Company, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control. You shall be entitled to participate in all employee benefit programs for which you are eligible under the terms and conditions of the benefit plans that may be in effect from time to time and provided by the Company to its employees. The Company reserves the right to cancel or change the benefit plans or programs it offers to its employees at any time.

5.  AT-WILL EMPLOYMENT. Your employment relationship is at-will. Either you or the Company may terminate the employment relationship at any time, with or without cause or advance notice. Upon termination of your employment for any reason, you shall resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

6.  OUTSIDE ACTIVITIES DURING EMPLOYMENT. Except with the prior written consent of the Company, you will not during the term of your employment with the Company undertake or engage in any other employment, occupation or business enterprise, other than ones in which you are a passive investor. You may engage in civic and not-for-profit activities so long as such activities do not materially interfere with the performance of your duties hereunder. You agree not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known to be adverse or antagonistic to the Company, its business or prospects, financial or otherwise. Ownership by you in professionally managed funds over which you do not have control or discretion in investment decisions, or, an investment of less than one percent (1%) of the outstanding shares of capital stock of any corporation with one or more classes of its capital stock listed on a national securities exchange or publicly traded on a national securities exchange or in the over-the-counter market shall not constitute a breach of this Section.

7. TERMINATION; SEVERANCE.

7.1  Term and Termination. The term of this Agreement (the “Term”) shall be the period commencing on the Effective Date and ending on the date that this Agreement is terminated by either party pursuant to the provisions of this Agreement. You are employed at-will, meaning that, subject to the terms and conditions set forth herein, either the Company or you may terminate your employment at any time, with or without Cause.

7.2  Compensation upon Termination. Upon the termination of your employment for any reason, the Company shall pay you all of your accrued and unpaid wages earned through your last day of employment (the “Separation Date”).

7.3  Involuntary Termination Unrelated to a Change in Control. If you are subject to an Involuntary Termination (that does not occur within the Change in Control Period (as defined below)), and provided that you remain in compliance with the terms of this Agreement (including the conditions described in Section 7.7 below), the Company shall provide you with the following benefits (the “Severance Benefits”):

(a) Cash Severance. The Company shall pay you, as severance,

(i)  the equivalent of twelve (12) months (the “Severance Period”) of your Base Salary in effect as of the Separation Date, subject to standard payroll deductions and withholdings (the “Severance”). The Severance will be paid as a continuation on the Company’s regular payroll, beginning no later than the first regularly-scheduled payroll date following the sixtieth (60th) day after your Separation from Service, provided the Separation Agreement (as discussed in Section 7.7) has become effective;

(ii)  any unpaid cash bonus for the year prior to the year of the Separation Date; payable in a lump sum at the same time annual bonuses for such year are paid to actively-employed senior executives of the Company, but no later than March 15 of the year following the year in which your Separation from Service occurs (“Prior Year Bonus”); and

(iii)  to the extent not previously paid, a pro-rata portion of your Annual Bonus for the calendar year in which the Involuntary Termination occurs, based on actual performance results for such year as determined by the Board or the Compensation Committee (determined by multiplying the amount of your Annual Bonus which would be due for the full calendar year by a fraction, (i) the numerator of which is the number of days during the calendar year that you were employed by the Company and (ii) the denominator of which is three hundred sixty-five (365)), if any payable in a lump sum at the same time annual bonuses for such year are paid to actively-employed senior executives of the Company, but no later than March 15 of the year following the year in which your Separation from Service occurs.

(b)  Payment of Continued Group Health Plan Benefits. If you are eligible for and timely elect continued group health plan coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or any state law of similar effect (“COBRA”) following your Involuntary Termination, the Company will pay your COBRA group health insurance premiums for you and your eligible dependents directly to the insurer until the earliest of (A) the end of the period immediately following your Involuntary Termination that is equal to the Severance Period (the “COBRA Payment Period”), (B) the expiration of your eligibility for continuation coverage under COBRA, or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. For purposes of this Section, references to COBRA premiums shall not include any amounts payable by you under a Section 125 health care reimbursement plan under the Code. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot pay the COBRA premiums without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then regardless of whether you elect continued health coverage under COBRA, and in lieu of providing the COBRA premiums, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Special Severance Payment”), which payments shall continue until the earlier of expiration of the COBRA Payment Period or the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. On the first payroll date following the effectiveness of the Separation Agreement, the Company will make the first payment to the insurer under this clause (and, in the case of the Special Severance Payment, such payment will be to you, in a lump sum) equal to the aggregate amount of payments that the Company would have paid through such date had such payments instead commenced on the Separation Date, with the balance of the payments paid thereafter on the schedule described above. If you become eligible for coverage under another employer’s group health plan, you must immediately notify the Company of such event, and all payments and obligations under this subsection shall cease.

(c)  Accelerated Vesting. The vesting and exercisability of all outstanding options, restricted stock unit awards, and other equity awards covering the Company’s common stock that are held by you as of immediately prior to the Involuntary Termination, to the extent such equity awards would otherwise have vested solely conditioned on your continued services with the Company, shall accelerate vesting in accordance with their applicable vesting schedules as if you had completed an additional six (6) months of service with the Company as of the Separation Date. Equity awards which vest wholly or partially subject to the attainment of performance goals are not eligible to accelerate vesting pursuant to this subsection and shall be governed by the terms of the applicable award agreement.

7.4  Involuntary Termination in Connection with a Change in Control. If you are subject to an Involuntary Termination during the Change in Control Period, and provided that you remain in compliance with the terms of this Agreement (including the conditions described in Section 7.7 below), the Company shall provide you with the following benefits (the “CIC Severance Benefits”):

(a) Cash Severance. The Company shall pay you, as severance,

(i)  an amount equal to 100% of your Base Salary in effect as of the Separation Date, subject to standard payroll deductions and withholdings, plus 100% of your target Annual Bonus amount for the year in which the Involuntary Termination occurs, in a lump sum on the first regularly scheduled payroll date following the Release Deadline, but in no event later than March 15 of the year following the year in which your Separation from Service occurs;

(ii) any Prior Year Bonus; and

(iii)  to the extent not previously paid, a pro-rata portion of your Annual Bonus for the calendar year in which the Involuntary Termination occurs, based on the greater of (a) your target bonus or (b) actual performance results for such year as determined by the Board or the Compensation Committee (determined by multiplying the amount of your Annual Bonus which would be due for the full calendar year (the greater of clause (a) or (b)) by a fraction, (i) the numerator of which is the number of days during the calendar year that you were employed by the Company and (ii) the denominator of which is three hundred sixty-five (365)), if any, payable in a lump sum at the same time annual bonuses for such year are paid to actively-employed senior executives of the Company, but no later than March 15 of the year following the year in which your Separation from Service occurs.

(b) Payment of Continued Group Health Plan Benefits. You will receive the payment for continued group health plan benefits described in Section 7.3(b) above.

(c)  Accelerated Vesting. The vesting and exercisability of all outstanding time-based stock options and other time-based equity awards covering the Company’s common stock and restricted stock units that are held by you as of immediately prior to the Separation Date shall accelerate vesting in full effective as of the later of the Separation Date or the effective date of the Change in Control (the “CIC Acceleration Benefit”). The CIC Acceleration Benefit is conditioned upon the actual consummation of a Change in Control.

7.5  Termination due to Death or Disability. If your employment with the Company terminates due to your death or Disability, then (a) the vesting and exercisability of all outstanding options, restricted stock awards, and other equity awards covering the Company’s common stock that are held by you as of immediately prior to your death or Disability, to the extent such equity awards would otherwise have vested solely conditioned on your continued services with the Company, shall accelerate vesting in accordance with their applicable vesting schedules as if you had completed an additional twenty-four (24) months of service with the Company as of the Separation Date, (b) all payments of compensation by the Company to you hereunder will terminate immediately (except as to amounts already earned), and (c) you will not be entitled to any Severance Benefits or CIC Severance Benefits or CIC Acceleration Benefit.

7.6  Termination for Cause; Resignation Without Good Reason. If you resign without Good Reason, the Company terminates your employment for Cause, or upon dissolution or cessation of the Company, then (a) you will no longer vest in any equity awards, (b) all payments of compensation by the Company to you hereunder will terminate immediately (except as to amounts already earned), and (c) you will not be entitled to any Severance Benefits or CIC Severance Benefits.

7.7  Conditions to Receipt of Severance Benefits. The receipt of the Severance Benefits or CIC Severance Benefits will be subject to you signing and not revoking a separation agreement and general release of claims in a form reasonably satisfactory to the Company (the “Separation Agreement”) within the time period set forth therein, and allowing such Separation Agreement to become effective pursuant to its terms by no later than the sixtieth (60th) day after the Separation Date (“Release Deadline”). No Severance Benefits or CIC Severance Benefits will be paid or provided until the Separation Agreement becomes effective. You shall also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the Separation Date. Without your written consent (which may be withheld in your discretion), the Separation Agreement shall not release or reduce any indemnification obligations owed to you.

8. DEFINITIONS.

8.1 2021 Plan. For purposes of this Agreement, “2021 Plan” means the Company’s 2021 Equity Incentive Plan (as it may be amended from time to time).

8.2  Cause. For purposes of this Agreement, “Cause” for termination means: (a) conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving fraud, dishonesty or moral turpitude; (b) participation in any fraud against the Company; (c) material and intentional damage to any property of the Company; (d) willful misconduct, or any violation of Company policy that causes material harm to the Company; (e) breach of this Agreement, the Confidentiality Agreement (as defined below), or any other written agreement with the Company; or (f) conduct by you which in the good faith and reasonable determination of the Company demonstrates gross unfitness to serve. For a termination of employment to be for Cause, you must (a) receive a written notice from the Company which indicates in reasonable detail the facts and circumstances claimed to provide a basis for the termination of your employment for Cause; and (b) be provided with an opportunity to cure or resolve, no later than 30 days following the receipt of such notice, the behavior in question (if deemed curable by the Company in its reasonable discretion).

8.3  Change in Control. For purposes of this Agreement, a “Change in Control” shall have the meaning as set forth in the 2021 Plan.

8.4  Change in Control Period. For purposes of this Agreement, the “Change in Control Period” means the period commencing three (3) months prior to a Change in Control and ending eighteen (18) months following a Change in Control.

8.5  Code. For purposes of this Agreement, “Code” means the U.S. Internal Revenue Code of 1986 (as it has been and may be amended from time to time) and any regulations and guidance that has been promulgated or may be promulgated from time to time thereunder and any state law of similar effect.

8.6  Disability. For purposes of this Agreement, “Disability” means your inability to perform satisfactorily all of your usual services for the Company because you have become permanently disabled within the meaning of any policy of disability income insurance covering employees of the Company then in force. In the event the Company has no policy of disability income insurance covering employees of the Company in force when you become disabled, then such term shall mean your permanent and total disability within the meaning of Section 22(e)(3) of the Code.

8.7  Good Reason. For purposes of this Agreement, you shall have “Good Reason” for resignation from employment with the Company if any of the following actions are taken by the Company without your prior written consent: (a) any reduction in your Base Salary or Annual Bonus opportunity;(b) a material reduction in your duties, authority, or responsibilities; (c) relocation of your principal place of employment to a place that increases your one-way commute by more than fifty (50) miles as compared to your then-current principal place of employment immediately prior to such relocation; or (d) a material breach by the Company of a written agreement between you and the Company. In order to resign for Good Reason, you must provide written notice to the Company’s CEO within 90 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign from all positions you then hold with the Company not later than 90 days after the expiration of the cure period.

8.8  Involuntary Termination. For purposes of this Agreement, “Involuntary Termination” means a termination of your employment with the Company pursuant to either (i) a termination initiated by the Company without Cause, or (ii) your resignation for Good Reason, and provided in either case such termination constitutes a Separation from Service. An Involuntary Termination does not include any other termination of your employment, including a termination due to your death or Disability.

8.9 Separation from Service. For purposes of this Agreement, “Separation from Service” means a “separation from service”, as defined under Treasury Regulation Section 1.409A-1(h).

9.  PROPRIETARY INFORMATION OBLIGATIONS. You have previously executed the Company’s standard form of Proprietary Information and Inventions Agreement (the “PIIA Agreement”), which shall remain in full force and effect. In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

10.  SECTION 409A. It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A 1(b)(5) and 1.409A- 1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For all purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulations Sections 1.409A-2(b)(2)(i) and (iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the first date following expiration of the six-month period following the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release Deadline occurs in the calendar year following the calendar year of your Separation from Service, the Separation Agreement will not be deemed effective any earlier than the Release Deadline for purposes of determining the timing of provision of any severance benefits.

11. SECTION 280G.

If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this Agreement or otherwise (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.

If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control transaction triggering the Payment shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other reasonable time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section so that no portion of the remaining Payment is subject to the Excise Tax). If the Reduced Amount was determined pursuant to clause (y) in the first paragraph of this Section, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

12. ARBITRATION OF ALL DISPUTES.

12.1  Agreement to Arbitrate. To ensure the timely and economical resolution of disputes that may arise between you and the Company, both you and the Company mutually agree that pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by applicable law, you and the Company will submit solely to final, binding and confidential arbitration any and all disputes, claims, or causes of action arising from or relating to: (i) the negotiation, execution, interpretation, performance, breach or enforcement of this Agreement; or (ii) your employment with the Company (including but not limited to all statutory claims); or (iii) the termination of your employment with the Company (including but not limited to all statutory claims). BY AGREEING TO THIS ARBITRATION PROCEDURE, BOTH YOU AND THE COMPANY WAIVE THE RIGHT TO RESOLVE ANY SUCH DISPUTES THROUGH A TRIAL BY JURY OR JUDGE OR THROUGH AN ADMINISTRATIVE PROCEEDING.

12.2  Arbitrator Authority. The arbitrator shall have the sole and exclusive authority to determine whether a dispute, claim or cause of action is subject to arbitration under this Section and to determine any procedural questions which grow out of such disputes, claims or causes of action and bear on their final disposition.

12.3  Individual Capacity Only. All claims, disputes, or causes of action under this Section, whether by you or the Company, must be brought solely in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences in this Section are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration.

12.4  Arbitration Process. Any arbitration proceeding under this Section shall be presided over by a single arbitrator and conducted by JAMS, Inc. (“JAMS”) in New York, New York, or as otherwise agreed to by you and the Company, under the then applicable JAMS rules for the resolution of employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). You and the Company both have the right to be represented by legal counsel at any arbitration proceeding. Each party is responsible for its own attorneys’ fees. The arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute; (ii) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award; and (iii) be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law. You and the Company shall equally share all JAMS’ arbitration fees, or such fees shall be paid in such other manner to the extent required by, and in accordance with, applicable law to effectuate your and the Company’s agreement to arbitrate. To the extent JAMS does not collect or you otherwise do not pay to JAMS an equal share of all JAMS’ arbitration fees for any reason, and the Company pays JAMS your share, you acknowledge and agree that the Company shall be entitled to recover from you half of the JAMS arbitration fees invoiced to the parties (less any amounts you paid to JAMS) in a federal or state court of competent jurisdiction.

12.5  Excluded Claims. This Section shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, discrimination or sexual harassment claims, to the extent such claims are not permitted by applicable law to be submitted to mandatory arbitration and such applicable law is not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event you intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration.

12.6  Injunctive Relief and Final Orders. Nothing in this Section is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any final award in any arbitration proceeding hereunder may be entered as a judgment in the federal and state courts of any competent jurisdiction and enforced accordingly.

13.  INDEMNIFICATION AGREEMENT AND INSURANCE. This Any indemnity agreement between you and the Company currently in effect shall continue to apply, and you will continue to be named as an insured under the Company’s directors’ and officers’ insurance policy or policies.

14.  GENERAL PROVISIONS. This Agreement, together with the PIIA Agreement and any indemnification agreement, constitutes the entire agreement between you and the Company with regard to this subject matter and is the complete, final, and exclusive embodiment of the parties’ agreement with regard to this subject matter. This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. Modifications or amendments to this Agreement, other than those changes expressly reserved to the Company’s discretion in this letter, must be made in a written agreement signed by you and the Company’s CEO. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties. Any waiver of any breach of any provisions of this Agreement must be in writing to be effective, and it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

This Agreement is intended to bind and inure to the benefit of and be enforceable by you and the Company, and their respective successors, assigns, heirs, executors and administrators. The Company may freely assign this Agreement, without your prior written consent. You may not assign any of your duties hereunder and you may not assign any of your rights hereunder without the written consent of the Company. This Agreement shall become effective as of the Effective Date and shall terminate upon your termination of employment with the Company. The obligations as forth under Sections 7, 7.7, 8.8, 10, 11, 12, 13, and 14 will survive the termination of this Agreement. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of New York.

If you have any questions about this Agreement, please do not hesitate to call me.

Best regards,

LONGBOARD PHARMACEUTICALS, INC.

By:	/s/ Kevin Lind
Name:	Kevin Lind
Title:	President and Chief Executive Officer

ACCEPTED AND AGREED:

By:	/s/ Randall E. Kaye
Date:	October 14, 2024

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